FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For July 29, 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.	Press release of Telefónica de Argentina S.A. dated July 29, 2003 regarding waiver of 90% minimum tender conditions of exchange offers and extension of expiration date from July 30, 2003 to August 4, 2003.

Press Release

Telefónica de Argentina S.A.

FOR IMMEDIATE RELEASE

Telefónica de Argentina Announces Waiver of 90% Minimum Tender Conditions of

Exchange Offers and Extends Expiration Date from July 30, 2003 to August 4, 2003

Buenos Aires, July 29, 2003 - Telefónica de Argentina S.A. (“TASA” or the “Company”) announced today that it has waived the minimum tender conditions of its offers to exchange two series of existing TASA notes (the 11.875% TASA Notes due 2004 (the “TASA 2004 Notes”) and the 9.125% TASA Notes due 2008 (the “TASA 2008 Notes”)) for two new series of TASA notes plus a cash payment (the “TASA Exchange Offers”), and its offers to exchange two series of existing notes issued by TASA’s holding company, Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), (the 8.85% Cointel Series A Notes due 2004 (the “Cointel Series A Notes”) and the 10.375% Cointel Series B Notes due 2004 (the “Cointel Series B Notes”)) for two new series of TASA notes plus a cash payment (the “Cointel Exchange Offers” and together with the TASA Exchange Offers, the “Exchange Offers”).

The Company has received, as of 5:00 p.m., New York City time, on July 28, 2003, the following percentages tendered of existing notes:

•	U.S.$212 million, representing 71% of aggregate principal amount of the U.S.$300 million TASA 2004 Notes,

•	U.S.$240 million, representing 65% of aggregate principal amount of the U.S.$368.5 million TASA 2008 Notes,
•	U.S.$167 million, representing 74% of aggregate principal amount of the U.S.$225 million Cointel Series A Notes, and
•	Ps.31 million, representing 18% of aggregate principal amount of the Ps.175 million Cointel Series B Notes.

Each of the Exchange Offers was conditioned upon the receipt of at least of 90% of each class of existing notes. The Company has announced that it has waived these minimum tender conditions in their entirety.

As a result of waiving the minimum tender conditions, the Company has extended the expiration date of each of the Exchange Offers to 11:59 p.m., New York City time, on August 4, 2003. The Company has also granted withdrawal rights to holders of the existing TASA and Cointel notes until 11:59 p.m., New York City time, on August 4, 2003, the time of expiration of the Exchange Offers.

In connection with the Exchange Offers, the Company is preparing a prospectus and proxy solicitation supplement to be dated July 29, 2003, supplementing each prospectus and proxy solicitation, dated June 17, 2003, each as supplemented on July 24, 2003. All other terms of the Exchange Offers remain in effect as set forth in the relevant prospectus and proxy solicitation.

Copies of each prospectus and proxy solicitation, each prospectus and proxy solicitation supplement dated July 24, 2003, and each prospectus and proxy solicitation supplement dated July 29, 2003 may be obtained by calling D.F. King & Co., Inc., at +1-800-549-6697 or +1-212-269-5550, or by mail at 48 Wall Street, 22nd Floor, New York, NY 10005, Attention: Thomas A. Long.

You may read a copy of our registration statement and any other document we file at the SEC’s public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC’s regional office in New York City. Please call the SEC at +1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Morgan Stanley & Co., Incorporated (including its affiliates) is acting as dealer manager for the Exchange Offers. BBVA Banco Francés S.A. (Reconquista 199, (C1003ABE) Buenos Aires, Argentina; Attention: Santiago Barros Moss, Tel. 5411 4346-4311) is acting as solicitation agent in Argentina.

Any questions regarding the Exchange Offers may be addressed to Morgan Stanley as dealer manager for this transaction at the following numbers:

Morgan Stanley

Simon Morgan         +1-212-761-2219

Heather Hammond   +1-212-761-1893

Telefónica de Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:     /s/ Pablo Llauró

Name: Pablo Llauró

Title: Assistant General Counsel

Date: July 29, 2003